UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Overseas Shipholding Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

69036R863
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69036R863	Page 2 of 5

NAME OF REPORTING PERSON
1
Samuel H. Norton
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
(b) ☒
3	SEC USE ONLY

CITIZENSHIP OR PLACE OF ORGANIZATION
4
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,790,614
	6	SHARED VOTING POWER

3,790,614
	7	SOLE DISPOSITIVE POWER
3,790,614
	8	SHARED DISPOSITIVE POWER
3,790,614

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,790,614
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.24%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 70,946,476 shares outstanding as of December 31, 2023

CUSIP No. 69036R863	Page 3 of 5

STATEMENT ON SCHEDULE 13G

Item 1.

(a)	Name of Issuer:
Overseas Shipholding Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
302 Knights Run Avenue Tampa, Florida 33602

Item 2.

(a)	Name of Person Filing:
Samuel H. Norton

(b)	Address of Principal Business Office, or, if None, Residence:
302 Knights Run Avenue
Tampa, Florida 33602

(c)	Citizenship:
United States of America

(d)	Title of Class of Securities:
Class A Common Stock, $0.01 par value per share.

(e)	CUSIP Number:
69036R863

Item 3.

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned: 3,790,614 shares of Class A Common Stock
(b)	Percent of class: 5.24%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,790,614 shares
(ii)	Shared power to vote or to direct the vote: 3,790,614 shares
(iii)	Sole power to dispose or to direct the disposition of: 3,790,614 shares
(iv)	Shared power to dispose or to direct the disposition of: 3,790,614 shares

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 69036R863	Page 4 of 5

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 69036R863	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ SAMUAL H. NORTON
Samuel H. Norton

Dated February 14, 2024